NOVASTAR RESOURCES LTD.
8300 Greensboro Drive, Suite 800
McLean, VA 22102
(800) 685-8082

August 9, 2005

Carmen Mondada-Terry
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Novastar Resources Ltd.

Amendment No. 2 to the Registration Statement on Form SB-2

Filed August 9, 2006, File No. 333-135437

Dear Ms. Mondada-Terry:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Novastar Resources Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 10:00 a.m. (Eastern Time) on Friday, August 11, 2006, or as soon thereafter as practicable.

We acknowledge that a declaration by the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

We believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of Regulation C. Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the registration statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

Very truly yours,

NOVASTAR RESOURCES LTD.

By: /s/ Seth Grae
Seth Grae
  Chief Executive Officer